Exhibit 99.4

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information for the twelve months ended June 30, 2015 give effect to the acquisition by Prima Biomed Ltd (“Prima Biomed”) of Immutep S.A.S. (“Immutep”) in a transaction to be accounted for as a business combination. Immutep’s financial information is consolidated in Prima Biomed’s audited financial statements as of and for the year ended June 30, 2015 since the date of acquisition, December 12, 2014. Immutep’s year end is December 31 while Prima Biomed’s year end is June 30. The unaudited pro forma condensed combined statement of income discloses the impact of the acquisition as if it had occurred on July 1, 2014.

The unaudited pro forma condensed combined financial information included in this Registration Statement is based on the historical audited financial statements of Prima BioMed Limited, the historical accounting records of Immutep S.A.S. and on certain assumptions that we believe to be reasonable, which are described in the notes to the statements below. The unaudited pro forma condensed combined financial information has been compiled from the following sources:

•	The “Prima BioMed Limited” column has been extracted from our audited consolidated financial statements for the year ended June 30, 2015 contained in our Annual Report as filed in the Form 20-F.

•	The “Immutep” column has been extracted from the unaudited historical accounting records of Immutep prepared in accordance with US GAAP and translated from Euro to Australian dollars at the average rate of $0.6940 for the pre-acquisition period.

•	The “Pro forma adjustments” column gives effect to the amortisation of intangible assets recognized in the purchase accounting for Prima’s acquisition of Immutep and the transaction costs related to the acquisition, along with the tax impact. While the financial statement of Immutep have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”), there are no material recognition and measurement differences in the Immutep column between US GAAP and IFRS for the pre-acquisition period presented.

The average exchange rates used to translate the unaudited pro forma condensed combined income statement for the period July 1, 2014 and December 12, 2014 is $0.6940.

The following pro forma condensed combined financial statements should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•	our consolidated financial statements for the year ended June 30, 2015 as filed in the Form 20-F; and

•	the financial statements of Immutep for the period ended December 12, 2014 included / incorporated herein by reference

THIS UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION IS FOR ILLUSTRATIVE PURPOSES ONLY AND IS NOT NECESSARILY INDICATIVEOF THE RESULTS OF OPERATIONS THAT WOULD HAVE BEEN ACHIEVED HAD PRIMA’S ACQUISITION OF IMMUTEP ACTUALLY TAKEN PLACE AT THE DATE INDICATED, AND DOES NOT PURPORT TO BE INDICATIVE OF THE FUTURE OPERATING RESULTS. ACTUAL ADJUSTMENTS MAY DIFFER FROM THE PRO FORMA ADJUSTMENTS.

FUTURE OPERATING RESULTS MAY DIFFER MATERIALLY FROM THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION PRESENTED BELOW DUE TO VARIOUS FACTORS INCLUDED IN THE MD&A WHICH IS INCORPORPORATED BY REFERENCE.

Unaudited pro forma condensed combined statement of income for the year ended June 30, 2015:

	Prima BioMed Limited	Immutep S.A.S	Pro Forma Adjustments	Adjustment	Pro-Forma As Adjusted
	Consolidated July 1, 2014- June 30, 2015	Preacquisition July 1, 2014- December 12, 2014
	$	$			$
OTHER INCOME
License income	168,322	180,239	—		348,561
Grant income	1,167,190	155,346	—		1,322,536
Gain on foreign exchange	538,248	10	—		538,258
Interest income	219,107	1,414	—		220,521

Total other income	2,092,867	337,009	—		2,429,876

EXPENSES
Research & development and intellectual property	(8,952,447)	(443,607)	(783,632)	A	(10,179,686)
Corporate administration expenses	(5,723,106)	(123,557)	347,473	B	(5,499,190)
Depreciation and amortisation expense	(1,341,202)	(2,317)	—		(1,343,519)
Finance cost	(18,364,804)	—	—		(18,364,804)
Loss on disposal of assets	(5,160)	—	—		(5,160)

Loss before income tax expense	(32,293,852)	(232,472)	(436,159)		(32,962,483)
Income tax (expense)/benefit	142,156	69,742	130,848	C	342,746

Loss after income tax expense for the year	(32,151,696)	(162,730)	(305,311)		(32,619,737)
	Cents				Cents
Basic and diluted EPS	(2.02)			D	(2.05)

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Basis of presentation

The accompanying unaudited pro forma condensed combined financial information is intended to reflect the impact of the acquisition of Immutep and presents the pro forma condensed combined results of operations of Prima Biomed on the historical financial statements of Prima Biomed, accounting records of Immutep and the related pro forma adjustments described in the notes below. Pro forma adjustments are included only to the extent they are (i) directly attributable to the acquisition of Immutep, (ii) factually supportable and (iii) expected to have a continuing impact on the results of Prima Biomed. The accompanying unaudited pro forma condensed combined financial information is presented for Illustrative purposes only. A pro forma balance sheet has not been prepared as the assets and liabilities of Immutep have been consolidated into the balance sheet of Prima Biomed as at June 30, 2015, which is incorporated by reference in form 20-F. An unaudited pro forma condensed combined statement of income is presented as if the transaction had occurred on July 1, 2014.

Accounting Policies

The consolidated financial statements of Prima Biomed were prepared in accordance with IFRS as issued by the IASB. The historical accounting records of Immutep have been prepared in accordance with US GAAP. For Immutep’s pre-acquisition period presented, there were no material differences between US GAAP and IFRS. There has been no attempt to identify future differences between IFRS and US GAAP as the result of proposed changes in accounting standards, transactions or events that may occur in the future. The unaudited pro forma condensed consolidated financial information is presented in an abbreviated form and therefore does not comply with all presentation and disclosure requirement of IFRS.

Purchase Price Allocation

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair value of the assets transferred, liabilities incurred to the former owners of the acquired business and the equity interests issued by the group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration agreement, and the fair value of any pre-existing equity interest in the subsidiary.

On December 12, 2014, Prima Biomed acquired 100% of the issued share capital of Immutep for consideration of $26,275,569. The following table summarizes the details of the purchase consideration.

$
Purchase consideration
Cash Paid	15,772,737
Deferred consideration	5,685,370
Fair value of shares issued	2,593,958
Fair value of warrants issued	2,201,038

Total purchase consideration	26,253,103

The fair value of the assets and liabilities recognised as a result of the acquisition are as follows:

$
Cash and cash equivalents	545,195
Trade and other receivables	6,077,686
Other current assets	11,614
Plant and equipment	2,802
Deferred tax assets	1,495,603
Intangible assets	23,451,000
Trade and other payables	(1,248,501)
Other financial liabilities	(674,258)
Deferred tax liability	(3,518,000)

Net identified assets acquired	26,143,141

Add: Goodwill	109,962

Net assets acquired	26,253,103

The goodwill is attributable to Immutep’s assembled workforce and other intellectual property research and development which is continuing on an on-going basis. None of the goodwill is expected to be deductible for tax purposes.

Acquisition-related costs are expensed as incurred and includes $347,473 of costs included in Prima Biomed’s consolidated total comprehensive loss for the year ended June 30, 201 associated with the Immutep acquisition.

Note A - Amortization expense

As a result of Prima Biomed’s acquisition of Immutep and the application of purchase accounting, Prima Biomed recognised 23.5 million in intangible assets subject to amortisation. Details on the intangible assets and purchase price accounting are included in Notes 1(n)(i), 12 and 15 of the June 30, 2015 financial statements included in form 20-F and herein incorporated by reference. These intangible assets have an expected useful life, and are amortised, over a 15 year period. This adjustments represents the amortisation that would have occurred for the period from July 1, 2014 to December 12, 2014 if the transaction had been consummated on July 1, 2014.

Note B – Transaction costs

Transaction costs relate to advisory and due diligence costs incurred in relation to the acquisition of Immutep by Prima BioMed and are not expected to have an ongoing impact.

Note C – Tax expense

The income tax expense impact of the acquisition has been determined by applying the Australian statutory tax rate of 30% to the adjustment described in Note A.

Note D – Earnings per share

Basic and diluted earnings per share is calculated by dividing loss for the year attributable to owners of Prima Biomed by weighted average number of shares during the period. Due to Prima being lossmaking for the period, the weighted average number of shares used as the denominator in calculating basic and diluted EPS is 1,591,116,220.

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